[SHIP LOGO VANGUARD /(R)/]
                                                                   P.O. BOx 2600
                                                    Valley Forge, PA  19482-2600

                                                                    610-669-1538
                                                      Judy_L_Gaines@vanguard.com





October 5, 2006

Brion Thompson, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                  via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:     Vanguard Whitehall Funds


Dear Mr. Thompson,
     The following responds to your comments of October 4, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 33 that was filed on August 24, 2006.

COMMENT 1: PROSPECTUS (INVESTOR SHARE CLASS VERSION AND ETF SHARE CLASS VERSION)
           PRIMARY INVESTMENT STRATEGIES

Comment: If the High Dividend Yield Index Funds policy of investing all, or substantially all, of its assets in the stocks that make up its target index is based on the Names Rule, and if the policy is nonfundamental, the prospectus should disclose that the Fund will not change this policy without first providing 60 days advance notice to shareholders.

Response: We will make the requested modification.


COMMENT 2: PROSPECTUS (INVESTOR SHARE CLASS VERSION AND ETF SHARE CLASS VERSION)
           PERFORMANCE/RISK INFORMATION

Comment: Include the disclosure required by Item 5(a)(1)(iii) of Form N-1A that directs an investor to an appropriate shareholder report for information regarding the basis of the directors approval of the advisory arrangements for the Fund.

Response: We will make the requested modification.


COMMENT 3: PROSPECTUS  TYPES OF REDEMPTIONS

Comment: The prospectus states that a fee of $5 applies to all wire redemptions under $5,000. Consider adding a reference to this fee as a footnote to the Item 3 Fee Table. If Vanguard prefers to not add a footnote in response to this comment, please explain the basis for the decision.

Brion Thompson, Esq.
October 5, 2006
Page 2


Response: We prefer to not include a footnote to the fee table regarding this fee since it only applies to a very small subset of investors, those who redeem by wire, and those whose wire redemptions are for amounts less than $5,000. Since the vast majority of fund shareholders will not be in a position to be charged this fee, we consider it to not rise to the level of the types of fees required to be disclosed in response to Item 3.


COMMENT 4: SAI - ORGANIZATION

Comment: Amend the paragraph that starts, Each Fund offers only one class of shares since the new series of the Trust offers two share classes.

Response: We will make the requested modification.


COMMENT 5: PROSPECTUS  MID-CAP GROWTH FUND

Comment: Confirm that the prospectus for the Mid-Cap Growth Fund contains disclosure to the effect that the Funds policy of investing at least 80% of its assets in mid-cap stocks can only be changed upon 60 days notice to shareholders.

Response: The Market  Exposure  section of the prospectus for the Mid-Cap Growth
          Fund contains the requisite disclosure.


COMMENT 6: TANDY REQUIREMENTS

As required by the SEC, the Fund acknowledges that:

* The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

* Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. * The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.


Sincerely,


Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department